Exhibit 99.2

Employee FAQ

1.	Why is RAPT agreeing to this transaction with GSK?

After careful thought and consideration, the board and management have determined that this is an attractive path forward for our programs, particularly the opportunity we envision for ozureprubart in food allergy, which will benefit from the resources, infrastructure, and capabilities that a global organization like GSK offers. Ultimately, we believe this strategic agreement will bring added value to our pipeline, patients, and stockholders.

2.	When is the transaction expected to close?

The acquisition is expected to be completed in the first quarter of 2026, subject to regulatory review and other customary closing conditions.

3.	What does this transaction mean to me and my day-to-day activities?

Until the acquisition closes, it is business as usual. It is important to continue executing on our objectives to advance our programs.

4.	What is the go-forward plan for RAPT R&D programs?

We will continue to advance our programs as planned between now and the closing of the transaction. RAPT will operate independently until then and will work closely with GSK on an integration plan.

5.	Will our prestige clinical trial be impacted?

It is important that we continue to advance ozureprubart in the clinic and we ask all of you to help maintain our objectives associated with clinical trial enrollment and completion.

6.	Will my job title and manager and compensation/benefits stay the same?

Until the acquisition closes, it is business as usual. Your role, manager, compensation, and benefits remain the same. It is important that we continue to execute on our objectives to advance our programs.

GSK has committed that for a one-year period after closing, it will maintain for each retained employee (a) base salary/wages and target cash incentive opportunities that are no less favorable than those provided by RAPT to such employee as of immediately before the closing, and (b) benefits (excluding severance pay and benefits, equity or equity-based compensation, retention or change of control related compensation and benefits) that, taken together, are no less favorable in the aggregate than those provided by RAPT to such employee as of immediately before the closing.

7.	Will I receive my year end 2025 bonus and will my 2026 merit increase be impacted?

2025 bonuses will be paid out as per our normal practice and 2026 merit increases are unaffected.

8.	Will I get an equity grant in 2026?

In light of the pending acquisition, no additional grant of equity is planned for 2026.

9.	What will happen to my RAPT stock, stock options and/or RSUs at the closing of the transaction?

As part of the transaction, all shares of RAPT stock will be acquired by GSK for the deal price of $58.00 per share.

All outstanding options and RSUs granted on or prior to March 1, 2025 (whether vested or unvested) will be paid out in an amount equal to $58 less the applicable exercise price for each underlying share after the closing of the transaction.

For any outstanding options and RSUs granted to our employees after March 1, 2025:

•

Any portion of the award that is vested as of the closing of the transaction and 50% of the portion of the award that is unvested as of the closing of the transaction will be paid out in an amount equal to $58 less the applicable exercise price for each underlying share after the closing of the transaction;

•

The remaining 50% of the unvested portion of the award will vest and be paid out nine months following the closing of the transaction (or earlier in the event of an involuntary termination not for cause or a resignation for good reason) in an amount equal to $58 less the applicable exercise price for each underlying share.

10.	What will happen to the ESPP?

Other than any offering period currently outstanding under RAPT’s Amended and Restated 2019 Employee Stock Purchase Plan (the “ESPP”), no new ESPP offering period will be authorized or commenced. If the closing occurs before the end of an offering or purchase period, that period will be shortened so that the last purchase date occurs no later than the last business day before the closing, and your accumulated contributions will be used to purchase shares at that time. The ESPP will terminate on the closing date of the transaction.

11.	How will we be integrated into the GSK organization? Will senior management retain their positions?

For now until closing, things are ‘business as usual’ for all of us, including our leadership team. At this point, we do not have clarity on the future organizational structure. The companies will work together on integration planning and many of you may be involved in those discussions. We are committed to communicating with you transparently as soon as information becomes available and decisions are made.

Important Information about the Tender Offer and Where to Find It

The tender offer (the “Offer”) for the outstanding common stock of RAPT Therapeutics referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that GSK and its acquisition subsidiary will file with the SEC. The solicitation and offer to purchase RAPT Therapeutics’ common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, GSK will file a tender offer statement on Schedule TO and thereafter RAPT Therapeutics will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF RAPT THERAPEUTICS SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER.

The offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related offer documents will be made available for free at the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by GSK and RAPT Therapeutics will be made available at no charge by directing a request to the information agent for the Offer, which will be named in the Schedule TO to be filed with the SEC. Copies of the solicitation/recommendation statement on Schedule 14D-9 to be filed with the SEC by RAPT Therapeutics will be available free of charge on RAPT Therapeutics’ investor relations website at www.investors.rapt.com.

In addition, RAPT Therapeutics files annual, quarterly and current reports and other information with the SEC, which are also made available free of charge on RAPT Therapeutics’ investor relations website at www.investors.rapt.com and at the SEC’s website at www.sec.gov.

Forward-Looking Statements Disclaimer

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of RAPT Therapeutics and GSK, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 19, 2026 by and among RAPT Therapeutics, GSK, and the other parties thereto (the “Merger Agreement”), including the anticipated occurrence, manner and timing of the proposed tender offer, the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed transaction, and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer; uncertainties as to how many of RAPT Therapeutics’ stockholders will tender their stock in the offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the proposed transaction does not close; negative effects of the announcement of the proposed transaction on the market price of RAPT Therapeutics’ common stock or RAPT Therapeutics’ operating results; unexpected significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, the effect of the announcement, pendency or consummation of the acquisition on the ability of RAPT Therapeutics to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks arising from data protection and cross-border data transfer laws and regulations in jurisdictions where the parties operate, including the People’s Republic of China; and the potential effect of the transaction on RAPT Therapeutics’ clinical and preclinical pipeline. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on RAPT Therapeutics’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the parties’ public filings with the U.S. Securities and Exchange Commission (the “SEC”), including those described from time to time under the caption “Risk Factors” and elsewhere in RAPT Therapeutics’ filings and reports with the SEC, including RAPT Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025, and September 30, 2025, or in GSK’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC by GSK, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by GSK and its acquisition subsidiary, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by RAPT Therapeutics. Any forward-looking statements are made based on the current beliefs and judgments of RAPT Therapeutics’ and GSK’s management, and the reader is cautioned not to rely on any such forward-looking statements. Except as required by law, RAPT Therapeutics and GSK do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.